UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 6, 2005

Commission File Number: 000-05787

PowerDsine Ltd. (Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On October 6, 2005, PowerDsine Ltd. mailed to its shareholders a Notice and Proxy Statement for its Annual General Meeting of Shareholders to be held on October 27, 2005. Only shareholders of record of ordinary shares at the close of business on September 30, 2005 are entitled to vote at the meeting.

The following documents are attached hereto and incorporated by reference herein:
Exhibit 1.	PowerDsine Ltd. Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on October 27, 2005, and Exhibit A thereto.
Exhibit 2.	PowerDsine Ltd. Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.
By: /s/ Gershon Kats Name: Gershon Katz Title: Chief Financial Officer

Date: October 6, 2005

Exhibit Index
Exhibit 1.	PowerDsine Ltd. Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on October 27, 2005, and Exhibit A thereto.
Exhibit 2.	PowerDsine Ltd. Proxy Card.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 27, 2005

NOTICE AND PROXY STATEMENT

This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of PowerDsine Ltd. in connection with an Annual General Meeting of Shareholders of the Company to be held at the Company’s offices located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel on October 27, 2005, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Annual General Meeting” or the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “PowerDsine”, the “Company”, “we”, and “our” refer to PowerDsine Ltd.

At the Meeting, we will discuss the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the operating and financial review appearing in the Company’s Annual Report on Form 20-F for the year 2004. In addition, the following resolutions will be proposed for adoption by the Shareholders:

1. To ratify the appointment of Kesselman & Kesselman as the Company's independent auditors for the year ending December 31, 2005, and to empower the Board of Directors to determine the auditors’ compensation.

2. To elect Phil Trahanas and Ron Black as Class 1 directors.

3. To approve the proposal that all directors who (i) become directors for the first time on or after August 30, 2005, and (ii) are not employees of the Company or of controlling shareholders of the Company, be paid the same cash compensation paid to our external directors.

4. To approve a grant of options to purchase Ordinary Shares to Kenneth Levy, in the same amounts and on substantially the same terms as the grants approved by our shareholders on September 8, 2004 for other members of the Board of Directors. Those amounts and terms are: options to purchase 50,000 Ordinary Shares (the "Initial Grant") granted as of the date of shareholder approval, vesting in four equal installments over four years; additional options to purchase 10,000 Ordinary Shares to be granted for each year of service on the Board following the end of the vesting of the Initial Grant; in each case the exercise price will be the market price on the grant date.

5. To approve an amendment to the employment agreement of the Company's CEO to permit a bonus equal to the CEO’s salary for up to nine months, beginning with the year 2005.

6. To approve an amendment to the Company’s Articles of Association, which is required in order to comply with recent changes to the Israeli Companies Law.

7. Subject to the approval of the amendment to the Company’s Articles of Association, to approve conforming amendments to the indemnification undertakings of the Company towards its directors.

Shareholders Entitled to Vote

Only shareholders of record of Ordinary Shares at the close of business on September 30, 2005 (the “Record Date”) are entitled to notice of and to vote at the Meeting. On the Record Date, the Company had 19,580,038 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies

Shareholders may vote their shares at the Meeting, whether or not they attend, by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering an appointment of a proxy to the Company prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

We expect to mail the Proxy Statement to shareholders on or about October 6, 2005. PowerDsine will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum and Voting Requirements

The quorum required for the Meeting consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third (1/3) of the voting rights of the issued share capital of the Company. In the event that there is a lack of quorum within one half hour of the time set for holding the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place, or to such other time and place as the Company’s board of directors may determine and notify the shareholders entitled to receive such a notice of such determination.

Approval of Proposals Six and Seven contained in this Proxy Statement regarding the amendment of the Company’s Articles of Association and the directors’ indemnification undertaking (the “Special Resolutions”) requires the affirmative vote of a majority of the shares voted on the Special Resolution at the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third (⅓) of the total votes of shareholders having no "Personal Interest" in the matter underlying the Special Resolution who vote on the Special Resolution at the Meeting (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the Special Resolution does not exceed one percent (1%) of the Company's voting rights.

In order to be counted for voting on the Special Resolutions, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a Personal Interest in the matter underlying the Special Resolution. Shares of a shareholder who does not indicate whether or not it has a Personal Interest will not be voted on the Special Resolution.

Under the Israeli Companies Law - 1999 (the "Companies Law"), a “Personal Interest” means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company will not be considered a Personal Interest.

Our directors have a “Personal Interest” in the approval of Proposals Six and Seven. Please see “Additional Information - Security Ownership of Certain Beneficial Owners and Management” below for the percentage beneficial ownership of our directors.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

I.	PROPOSAL ONE: APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kesselman & Kesselman, a member of PriceWaterhouseCooper International Limited, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2005.

Representatives of Kesselman & Kesselman will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kesselman & Kesselman as the Company’s independent auditors for 2005, and to authorize our Board of Directors to set the compensation of these auditors. The Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Resolution

At the meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to ratify the appointment of Kesselman & Kesselman as the Company’s independent auditors for the year ending December 31, 2005, and to empower the Board of Directors to determine the auditors’ compensation.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

II.	PROPOSAL TWO: ELECTION OF CLASS 1 DIRECTORS

Background

Our Articles of Association provide for a classified Board of Directors with directors being divided into three staggered classes: Class 1, Class 2 and Class 3. Our directors are elected by the vote of the holders of a majority of the voting power present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At the Meeting, the term of the Class 1 directors will expire, and the directors elected at the Meeting will be elected for a three-year term. At our annual general meeting to be held in 2006, the term of the second class, consisting of R. William Burgess, Jr. and Kenneth Levy, will expire and the directors elected at that meeting will be elected for a three-year term. At our annual general meeting to be held in 2007, the term of the third class, consisting of Igal Rotem, will expire and the director elected at that meeting will be elected for a three-year term.

In addition, the Companies Law requires us to have at least two external directors who are not members of any class of directors. The terms of our external directors, Dana Gross and Michael Anghel, will expire in 2007.

Philip P. Trahanas currently serves as a Class 1 director. Mr. Trahanas’ term is scheduled to expire at the Meeting. Shareholders are being asked to re-elect Mr. Trahanas to serve for a term of three years, expiring at the 2008 Annual General Meeting of Shareholders.

Philip P. Trahanas has served on our board of directors since May 2004. Mr. Trahanas is a Managing Member of General Atlantic Partners, LLC, a private equity firm that invests in information technology, process outsourcing and communications investments on a global basis, and has been with General Atlantic since 2000. Mr. Trahanas also serves as a director of General Atlantic portfolio companies AI Metrix, Inc. and Ztango, Inc. In addition, Mr. Trahanas serves as an observer on the board of directors of SRA International, Inc. Mr. Trahanas holds an M.B.A. from the Wharton School of Business of the University of Pennsylvania, an M.S. in Electrical Engineering from the University of Pennsylvania and a B.E. in Electrical Engineering from the Cooper Union for the Advancement of Science and Art.

The Board of Directors appointed Dr. Ron Black as a Class 1 director on August 31, 2005, upon the recommendation of the Nominating and Corporate Governance Committee, to fill a vacancy in the Board created by the resignation of former Class 1 director, Glen I. A. Schwaber. Dr. Black’s term is scheduled to expire at the Meeting. Shareholders are being asked to elect Dr. Black to serve for a term of three years, expiring at the 2008 Annual General Meeting of Shareholders.

Dr. Ron Black serves as Chief Executive Officer of Wavecom SA (Nasdaq: WVCM), a position he has held since July 2004. He also serves on the Board of Directors of Wavecom SA. Prior to joining Wavecom, Ronald D. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Dr. Black has a wealth of experience in the networking and semiconductor fields, having held management positions at companies such as Gemplus, France, Motorola Semiconductor Products Sector and IBM Microelectronics. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, NY.

Resolution

At the meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Philip P. Trahanas and Ron Black as Class 1 directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

III.	PROPOSAL THREE: CASH COMPENSATION OF DIRECTORS

Background

Only our external directors receive cash compensation for their services as directors. Since September 2004, following shareholders approval, we agreed to pay our external directors $5,900 per year and $300 per meeting actually attended. Attendance by telephone entitles the external director to 60% of the amount, and a written consent entitles the external director to 50% of the amount. All directors are reimbursed for expenses, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.

 As per the recommendation of our Compensation Committee, we believe that in order to attract and retain capable persons as directors, the same cash compensation paid to our external directors should be paid to new directors who are not employees of the Company or of controlling shareholders of the Company. Therefore, we seek approval of the proposal that all directors who become directors for the first time on or after August 30, 2005, other than employees of the Company or of controlling shareholders of the Company, shall be paid the same cash compensation paid to our external directors. Our Audit Committee and Board of Directors have approved this proposal.

Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that all directors who (i) become directors for the first time on or after August 30, 2005, and (ii) are not employees of the Company or of controlling shareholders of the Company, shall be paid the same cash compensation for their services as paid to the external directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

IV.	PROPOSAL FOUR: GRANT OF OPTIONS TO CHAIRMAN

Background

Pursuant to shareholders’ resolutions adopted at a special meeting of shareholders on September 8, 2004 (the “Previous Resolutions”), we granted each director and external director other than Mr. Levy and Mr. Rotem an initial grant of options to purchase 50,000 Ordinary Shares at an exercise price of $10.68 per share (the closing price of our Ordinary Shares on the date of the general meeting that approved this grant). This initial grant vests over a period of four years in four equal installments, beginning with the first anniversary of the grant date. The Previous Resolutions also provided that, directors who will join our board of directors in the future, other than a director who is also our employee, will automatically be entitled to such initial grant, exercisable at the then market price of our Ordinary Shares. In addition, on the first date immediately following the last vesting date of the initial grant and on the anniversary of such date every year thereafter, each director then in office (other than director who will also be our employees) shall be entitled to receive an annual grant of options to purchase 10,000 Ordinary Shares, exercisable at a price per share equal to the closing price of Ordinary Shares (as reported by Nasdaq or any other public market on which the Ordinary Shares shall be then listed or quoted) on the applicable grant date. These annual grants shall also vest over a period of four years in four equal installments, beginning with the first anniversary of the grant date.

Pursuant to the Previous Resolutions, the Chairman of our Board, Mr. Kenneth Levy, is currently entitled to receive only the annual grant beginning in September 2007 (assuming he will serve as our director on that date).

As per the recommendation of our Compensation Committee, in order to retain Mr. Levy as our chairman and not to discriminate against him as compared to our other board members, we seek your approval to grant Mr. Levy options to purchase Ordinary Shares in the same amount and on substantially the same terms as were granted to other members of the Board pursuant to the Previous Resolutions. Our Audit Committee and Board of Directors have approved this proposal.

In connection with the approval of this grant, our Board of Directors resolved that the number of options available in the Company’s option pool be increased by 50,000.

Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant to Kenneth Levy of options to purchase ordinary shares of the Company in the same amount and on substantially the same terms as were granted to other members of the Board of Directors pursuant to the resolutions adopted at the special shareholders' meeting on September 8, 2004. Those amounts and terms are: options to purchase 50,000 ordinary shares (the "Initial Grant") granted as of the date of the Meeting approval, vesting in four equal installments over four years; additional options to purchase 10,000 ordinary shares to be granted for each year of service on the Board following the end of the vesting of the Initial Grant; in each case the exercise price will be the market price on the grant date.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

V.	PROPOSAL FIVE: AMENDMENT OF CEO EMPLOYMENT AGREEMENT

Background

Under the current employment agreement with Igal Rotem, our CEO, the Company may grant the CEO a bonus equal to the CEO’s salary for up to six months, in view of the Company’s results. As per the recommendation of our Compensation Committee, in order to retain Mr. Rotem as our CEO, we seek the approval of an amendment to his employment agreement to permit, beginning with the year 2005, a bonus equal to the CEO’s salary for up to nine months, in view of the Company’s results. Our Audit Committee and Board of Directors have approved this proposal.

Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the employment agreement of the Company's CEO to permit a bonus equal to the CEO’s salary for up to nine months, beginning with the year 2005.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

VI.	PROPOSAL SIX: APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background

 In March 2005, the Companies Law was amended. The Board of the Directors believes that it would be advisable to amend the provisions of the Articles of Association of the Company to more accurately reflect the current provisions of the Companies Law. The amendments proposed deal with (i) delegating board powers to issue shares to employees to the Compensation Committee, (ii) canceling shares that were purchased by the Company, and (iii) indemnification of directors and officers.

Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the following amendments to the Articles of Association of the Company (changes are marked as follows: additions are underlined, and text that is proposed to be deleted is crossed out):

to add to the Articles of Association of the Company Article 4.4 as follows:

4.4 Subject to the Law, the Board of Directors may delegate to the Board’s compensation committee the Board’s power to issue or allocate shares, options or other securities to employees of the Company.”

to add to the Articles of Association of the Company Article 10.6 as follows:

10.6 The Board of Directors may cancel any share or any security convertible into shares that was purchased by the Company.”

to amend and restate Articles 22.5, 22.6 and 22.8 of the Articles of Association of the Company to read as follows:

22.5 The Company may give an advance undertaking to indemnify an office holder therein for an obligation or expense imposed on him in consequence of an act done in his capacity as an office holder therein, as specified below:

(a) a monetary obligation imposed on or paid by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator's award; or

(b) reasonable legal fees, incurred by an office holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent~~.~~; or

(c) reasonable legal fees incurred by an office holder in an investigation or procedure conducted against him by an authority authorized to conduct such investigation or procedure, and either (i) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (b) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent.

22.6 ~~Such~~An undertaking to indemnify under Article 22.5(a) must be limited to ~~types of~~ events which, in the Board of Directors' opinion are foreseeable in light of the Company’s actual activities at the time of giving the indemnity undertaking, except for the events mentioned in article 22.3 above, and in such amount or criteria as the Board of Directors deems reasonable in the circumstances of the case. The undertaking to indemnify will specify the aforementioned events and sum or criteria.

…

22.8 The Company may exempt an office holder therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care to the Company. Notwithstanding the foregoing, the Company may not exempt an office holder therein from his liability for any of the events specified in paragraph 22.3 above, or from a breach of the duty of care regarding distribution, within the meaning of the term in the Law.”

Vote Required

The affirmative vote of the majority of the shares voted on the resolution at the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third (⅓) of the total votes of shareholders having no "Personal Interest" in the matter underlying the resolution who vote on the resolution at the Meeting (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the resolution does not exceed one percent (1%) of the Company's voting rights.

VII.	PROPOSAL SEVEN: APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION UNDERTAKING BY THE COMPANY TOWARDS ITS DIRECTORS

Background

The Company’s Audit Committee and the Board of Directors have resolved, subject to approval of Proposal Six above (seeking the amendment of the Articles of Association), to make conforming amendments to the existing indemnification undertakings by the Company towards its directors and officers. In particular, the indemnification undertakings will be amended to allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings, and would also cancel indemnification cap for legal expenses. Under the Companies Law, indemnification of directors requires shareholders ratification following Audit Committee and Board of Directors approval.

Under the Companies Law, as amended, an advance undertaking to indemnify regarding monetary liability imposed in favor of a third party in a judgment requires the Board of Directors to make a finding that the undertaking is limited to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances. The Board of Directors has reviewed the existing limits contained in the indemnification undertakings and found them to be consistent with these Companies Law limitations.

Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that, subject to the approval of the amendments to the Company’s Articles of Association, the indemnification undertakings by the Company towards its directors be amended as set forth in the form of indemnity undertaking attached hereto as Exhibit A.”

Vote Required

The affirmative vote of the majority of the shares voted on the resolution at the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third (⅓) of the total votes of shareholders having no "Personal Interest" in the matter underlying the resolution who vote on the resolution at the Meeting (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the resolution does not exceed one percent (1%) of the Company's voting rights.

VIII.	DISCUSSION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2004, AND THE OPERATING AND FINANCIAL REVIEW APPEARING IN THE COMPANY’S ANNUAL REPORT

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the operating and financial review appearing in the Company’s annual report for 2004. The Annual Report on Form 20-F of the Company for the year ended December 31, 2004, which also includes the audited consolidated financial statements of the Company, is available on the Company’s website, at www.powerdsine.com.

IX.	ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by each of our directors and officers, our directors and officers as a group and each person or entity that we know beneficially owns more than 5% of our outstanding Ordinary Shares. Other than information with respect to our directors and officers, which is provided as of September 27, 2005, the information regarding the beneficial ownership of our major shareholders was extracted from their respective public filings with the Securities and Exchange Commission.

To our knowledge, except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Ordinary Shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of September 27, 2005 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on 19,580,038 Ordinary Shares outstanding as of September 27, 2005.

Principal Shareholders Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Kenneth Levy	*	*
Igal Rotem(1)	594,152	3.03%
Ilan Atias(2)	456,652	2.33%
Gershon “Geri” Katz	*	*
Edward Schreiber	*	*
David Goren	*	*
David Pincu	*	*
Asaf Silberstein	*	*
Sharon Ekstein	*	*
Madhu Rayabhari	-	-
Philip P. Trahanas(3)	4,782,387	24.42%
Michael Anghel	*	*
R. William Burgess, Jr.(4)	1,366,000	6.98%
Dana Gross	*	*
Ron Black	-	-
All executive officers and directors as a group (15 people)	7,576,417	38.69%
General Atlantic Partners’ entities (5)	4,782,387	24.42%
ABS Ventures VIII, L.P. (6)	1,366,000	6.98%
Kern Capital Management LLC	1,034,700	5.28%
Investment entities affiliated with Federated Investors, Inc.(7)	1,772,600	9.05%
Gardner Lewis Asset Management, L.P. (8)	1,006,170	5.14%

* Represents less than one percent.

(1)	Includes 137,500 Ordinary Shares and options to purchase 456,652 Ordinary Shares.

(2)	Includes options to purchase 456,652 Ordinary Shares.

(3)
Consists of 1,791,328 Ordinary Shares held by General Atlantic Partners 78, L.P.; 1,445,163 Ordinary Shares held by General Atlantic Partners (Bermuda), L.P.; 59,784 Ordinary Shares held by GapStar, LLC; 1,172,778 Ordinary Shares held by GAP-W International, L.P.; 4,962 Ordinary Shares held by GAPCO GmbH & Co. KG; 240,618 Ordinary Shares held by GAP Coinvestments III, LLC; and 67,754 Ordinary Shares held by GAP Coinvestments IV, LLC.

Mr. Trahanas is a Managing Director of General Atlantic, LLC, and a managing member of each of GAP Coinvestments III, LLC and GAP Coinvestments IV; and a Vice President and Director of General (Bermuda) Limited.

General Atalantic, LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar LLC. GAP (Bermuda) Limited is the general partner of both General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. The Managing Directors of General Atlantic, LLC are the directors amd executive officers of GAP (Bermuda) Limited. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are the Managing Directors of General Atlantic LLC. The general partner of GAPCO GmbH & Co. KG is GAPCO Management GmbH. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG.

All the above entities consider themselves members of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. By virtue of their relationships, they may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares which each owns of record. By virtue of Mr. Trahanas’ position within the group, Mr. Trahanas may be deemed the beneficial owner of these shares. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

The shares beneficially owned by the General Atlantic group described above are subject to special provisions, including with respect to the voting rights attached thereto.

(4)
Consists of 1,366,000 Ordinary Shares held by ABS Ventures VIII, L.P. Mr. Burgess is a senior manager of Calvert Caymans I L.L.C., the general partner of ABS Ventures VIII L.P., and by virtue of his position may be deemed to share voting power and the power to direct the disposition of the Ordinary Shares which are owned of record by ABS Ventures VIII, L.P. Mr. Burgess disclaims beneficial ownership of the Ordinary Shares beneficially owned by ABS Ventures except to the extent of his proportional interest therein.

(5)	See note number 3 above.

(6)	See note number 4 above.

(7)
Federated Investors, Inc. is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp, which act as investment advisers to registered investment companies and separate accounts that own our Ordinary Shares. The investment advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the parent.

(8)	Gardner Lewis Asset Management L.P. has sole voting power only with respect to 993,670 of the Ordinary Shares.

Reporting Requirements

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors

Igal Rotem
Chief Executive Officer
October 6, 2005

EXHIBIT A

Indemnity and Exemption Undertaking

In this Undertaking the following expressions shall have the meaning assigned to them:

"The Company"	PowerDsine Ltd.
"The Companies Law"	The Companies Law 1999 and any law amending or replacing the same, as may be in force from time to time.
"Office Holder"	Any person who officiates after the effective date of this undertaking as an office holder as such expression is defined in section 1 of The Companies Law, including an office holder who officiates on behalf of the Company in another company in which the Company holds at least 25% of the rights in the share capital or the voting rights or the right to appoint directors (hereinafter "**Office Holder in The Other Company**").
"D&O Insurance Policy" or "Policy"	An insurance policy purchased or that may be purchased by the Company from an insurer (hereinafter the "**Insurer**") whether by way of a single policy or by way of more than one policy to insure Officers and Directors.
"The Dollar" or "The US Dollar"	An amount in NIS calculated in accordance with the representative rate of the US Dollar as may be published by The Bank of Israel at the relevant time.

WHEREAS The Company owns a D&O Insurance Policy;

AND WHEREAS The coverage, the financial amount or the terms of the D&O Insurance Policy may not fully secure the Office Holders in respect of a Claim (if and to the extent filed) against the Office Holders;

AND WHEREAS The Company is desirous of granting to the Office Holders an independent Indemnity and Exemption Undertaking, in addition to the D&O Insurance Policy, *provided* that the amount of indemnification will be limited to The Maximum Indemnity Amount (as defined in section 3.1 below) for all Office Holders;

AND WHEREAS This Undertaking serves to enhance the entitlement of the Office Holders to indemnity and not to diminish the entitlement and therefore this Undertaking should be construed in the widest manner subject to the limitations of law.

AND WHEREAS Due to amendments in the Companies Law, the Company wishes to replace the Indemnity and Exemption Undertaking it approved in March 2004;

THEREFORE, by virtue of approval by a resolution of the Audit Committee of the Board of Directors dated ~~March 10~~ _____, ~~2004~~2005, and by virtue of approval by a resolution of the Board of Directors of the Company dated ~~March 10~~ _____ ~~2004~~2005, and by virtue of approval by a resolution of the General Meeting of the Company dated ~~March 29~~ _____, ~~2004~~2005, the Company hereby undertakes in accordance with the provisions of the Companies Law and in accordance with the articles of association of the Company to grant to the Office Holders of the Company indemnity and exemption from liability as detailed in this Undertaking.

1. **Exemption from Liability**
   Subject to the Companies Law, ~~T~~the Company exempts each Office Holder in advance from liability in respect of damage to the Company caused or that may be caused by any Office Holder as a result of a breach of his ~~the~~ duty of care ~~of the Office Holder~~ to the Company in his capacity as an Office Holder.

2. **Undertaking for Indemnity**
   Subject to the conditions detailed in this Undertaking and to the provisions of The Companies Law, ~~–~~

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~~2.1~~The Company hereby irrevocably undertakes to indemnify every Office Holder to the fullest extent permitted by applicable law from time to time, for any liability and expense that may be imposed on the Office Holder due to an act performed or failure to act by him in his capacity as an Office Holder of the Company or any subsidiary of the Company or any entity in which the Office Holder serves as an Office Holder at the request of the Company either prior to or after the date hereof for any event against which indemnification is available by law from time to time, including without limitation the following:~~in respect of all liability as specified in section 2.2 below, that may be imposed upon him as a result of acts that he carried out or may carry out in his capacity as an Office Holder of the Company or as an Office Holder in The Other Company (including acts carried out prior to the date of this Undertaking), that are directly or indirectly connected with one or more of the types of events detailed in the Addendum to this Undertaking or to any part of them or anything connected with them, directly or indirectly, (hereinafter "**The Addendum**") provided that the maximum amount of the indemnity shall not exceed the amount detailed in section 3 below.~~

2.1 monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court for, provided that such monetary liability is directly or indirectly connected with one or more of the events detailed in the Addendum to this Undertaking or to any part of them or anything connected with them, directly or indirectly, (hereinafter "**The Addendum**"); In the opinion of the Board of Directors these events are foreseeable in light of the Company's actual activities at the time of granting this undertaking;

2.2 reasonable legal costs, including attorneys' fees, expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required; and

2.3 reasonable legal costs, including attorney's fees, expended by the Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (a) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (b) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent.

~~2.1The Office Holder Indemnity Undertaking specified in section 2.1 above shall apply to every monetary liability to the extent that it may be imposed upon the Office Holder both in Israel or abroad, in favor of any person or other entity in accordance with a judgment, including a settlement or an arbitrator's decision approved by a court, and in respect of reasonable costs of the proceedings including attorneys' fees, that the Office Holder expended or was obligated to pay by the court, in proceedings instituted against the Office Holder by the Company or on behalf of the Company or by a person or other entity, or in a criminal charge in which the Office Holder was acquitted or a criminal charge in which he was found guilty in respect of an offence that does not require proof of criminal intent.~~

3. **Amount of Indemnity**

3.1 The amount of the indemnity that the Company may be liable to pay to all Office Holders in the Company and Office Holders in The Other Company, in the aggregate, in accordance with Section 2.1 of this present Undertaking, shall not exceed a sum equals to 50% of the shareholders' equity of the Company after the closing of the company's initial public offering (hereinafter "**The Maximum Indemnity Amount**"). In the opinion of the Board of Directors The Maximum Indemnity Amount is reasonable in the circumstances.

3.2 If and to the extent that the total amounts of indemnity that the Company may be demanded to pay shall exceed the Maximum Indemnity Amount (as it was at such time), the Maximum Indemnity Amount or the balance thereof, as the case may be, shall be divided between the Office Holders that are entitled to indemnity in such manner that the amount of indemnity that each Office Holder will actually receive shall be calculated in accordance with the ratio between (i) the amount of indemnity due to each of the Office Holders in respect of the liabilities or the expenses that each Office Holder is liable to bear as a result of the legal proceeding, and (ii) the aggregate amount of indemnity due to all such Office Holders entitled to indemnity hereunder.

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3.3 In the event that an Office Holder shall receive indemnity or shall be entitled to receive indemnity from the Insurer of the D&O Insurance Policy in respect of the event that is the subject of the indemnity, the indemnity will be awarded in respect of the difference between (i) the amount of the monetary liability imposed upon the Office Holder or the legal costs expended by or imposed upon the Office Holder, as in section 2 above, and (ii) the amount received from the Insurer in respect of such matter, provided that the amount of the indemnity for which the Company will be liable in accordance with this Undertaking shall not exceed the Maximum Indemnity Amount.

4. **Handling of Claim**

In any event in respect of which an Office Holder may be entitled to indemnity as aforesaid, the Office Holder and the Company will act as follows:

4.1 The Office Holder shall notify the Company in writing as to any legal proceeding instituted against him and as to any apprehension or threat that a legal proceeding may be instituted against him and as to any circumstances that come to his attention that may cause the institution of legal proceedings against him (hereinafter a "**Proceeding**"), as soon as possible after he shall become aware of such Proceeding, and he shall without delay furnish the Company or whomever shall be determined by the Company, with a copy of every document that may be served upon him in connection with such Proceeding.

4.2 The Office Holder shall cooperate fully with the Company and with whomever the Company may determine, including with the Insurer of the D&O Insurance Policy, and shall furnish all information that may be required in connection with the Claim and shall observe all the other provisions of the Policy in connection with defense against the Claim.

4.3 The Company shall be entitled to take upon itself the handling of the legal defense of the Office Holder against the Proceeding and to entrust the defense to an attorney to be chosen by the Company in its discretion (hereinafter the "**Company's Attorney**") taking into consideration the obligations of the Company in accordance with the D&O Insurance Policy and the possibility of the appointment of attorneys on behalf of the Insurer.

4.4 Notwithstanding the aforesaid in section 4.3 above, the Office Holder may object to his representation by the Company's Attorney on reasonable grounds or in circumstances in which, in the opinion of the Office Holder or in the opinion of the Company's Attorney, there is a conflict of interest between the defense of the Office Holder and the defense of the Company.

4.5 If within fourteen days of the receipt of a notice as in section 4.1 above, the Company (or the Insurer) has not taken upon itself the handling of the defense of the Office Holder against the Proceeding or if the Office Holder or the Company's Attorney object to the representation of the Office Holder by the Company's Attorney in circumstances as in section 4.4 above, the Office Holder may, after giving to the Company suitable notice, entrust the defense to an attorney of his own choice (hereinafter "**The Other Attorney**") provided that the amount of fees to be paid to the Other Attorney is subject to approval as reasonable, by the Audit Committee of the Company. The Office Holder will be given an opportunity to appear and raise his contentions before the Audit Committee. The Audit Committee shall give a reasoned decision. If the entire amount of the fee requested is not approved and the Office Holder decides not to forego the services of the Other Attorney, the Office Holder shall be entitled, if he shall so desire, to receive from the Company the reasonable amount of fee that was approved and the balance shall be paid by the Office Holder at his own account.

4.6 Notwithstanding sections 4.4 and 4.5 above, if the D&O Insurance Policy applies to the matter, the Company will act in accordance with the provisions of the Policy in all matters connected with differences of opinion with the Insurer relating to the identity of the representing attorney in accordance with the provisions of the policy, and the provisions of the policy will take precedence on this matter over any agreement between the Office Holder and between the Company. Subject to the aforesaid, the Company will make a reasonable effort to honor the wishes of the Office Holder within the limits of the Policy.

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4.7 If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object in circumstances as in section 4.4 above, the Office Holder, at the request of the Company, will sign a power of attorney authorizing the Company as well as the Company's Attorney, to handle the defense of the Office Holder against the Proceeding and to represent the Office Holder in all matters connected with such defense, and the Company and the Company's Attorney may handle such defense (with reports to the Office Holder and in consultation with the Office Holder and his legal advisers) and may finalize the Proceeding as they may deem fit subject to the provisions of section 4.13 below.

4.8 If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object as set forth in section 4.4 above, the Company shall bear all the costs and payments involved, in such manner that the Office Holder will not be demanded to pay or finance the same by himself, and the Company will not be liable to the Office Holder under this Undertaking in respect of legal costs including attorneys' fees, spent by the Office Holder in defense against the Proceeding.

4.9 If the Company shall pay any amount to the Office Holder by virtue of the Undertaking, whether by way of advance payment or otherwise, and it subsequently transpires that the Office Holder is bound to repay such amount, in whole or in part, because he was not entitled to indemnity in view of the provisions of section 263 of the Companies Law or because of the provisions of any other law, such amount shall be refunded by the Office Holder in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.10 If the Company shall pay any amount to or on behalf of the Office Holder by virtue of this Undertaking, and subsequently the liability in respect of which the amount was paid is annulled or the amount thereof is reduced for any reason, the Office Holder shall assign to the Company all his rights to restitution of the amount from the plaintiff in the Proceeding, and the Office Holder shall do everything necessary to ensure that such assignment is valid and enforceable by the Company, and once the Office Holder does so, he will be exempt from the repayment of the amount the right of restitution of which has been assigned. If the Office Holder does not make such assignment, the Office Holder will be liable to repay the amount, in whole or in part, as the case may be, in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.11 If the Company's Attorney represents in the Proceeding both the Company and the Office Holder, and it subsequently transpires that the Office Holder was not entitled to indemnity in view of the provisions of section 263 of The Companies Law or because of the provisions of any other law, and a difference of opinion arises with regard to the liability of the Office Holder to repay the legal costs or with regard to the amount for repayment, the dispute will be referred to the decision of an arbitrator agreed upon between the parties. The Company shall bear the costs of the arbitration including attorneys' fees unless the arbitrator determines in his decision that the Office Holder exploited the arbitration proceedings with a lack of *bona fides*. The arbitrator shall be appointed by the procedure detailed in section 4.12 below.

4.12 The Office Holder shall not give his consent to a settlement or to the referral of the Proceeding to decision by arbitration without the prior written consent of the Company, and to the extent that consent of the Insurer is required, without the prior written consent of the Insurer of the D&O Insurance Policy. The Company will not agree to a settlement unless the settlement agreement does not expose the Company or the Office Holders to additional Claims on the part of the plaintiff or plaintiffs and that the Agreement contains no admission or recognition of liability of the Office Holder for the causes of action that are the subject of the Proceeding. The Company will bring the details of the settlement agreement to the attention of the Office Holder. In the event of a difference of opinion between the Company and between an Office Holder or Office Holders as to whether the settlement agreement satisfies the provisions of this section, the dispute will be referred for expeditious decision by an arbitrator appointed upon request either by the Company or by the Office Holder. The

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arbitrator shall be appointed within 7 days of the request by one of the parties for the referral of the dispute to decision by an arbitrator, and if no agreement is reached as to the identity of the arbitrator, the arbitrator will be appointed by the Chairman of the Israel Bar Association. The Company shall bear the costs of the arbitration including attorneys' fees.

4.13 Neither the Company nor the Company's Attorney shall agree to a settlement in excess of the amount of indemnity to which the Office Holder is entitled, without the prior written consent of the Office Holder, and to the extent that consent of the Insurer is required, without the prior consent of the Insurer as well.

5. **Validity of the Undertaking**

5.1 The Undertaking shall be valid both in respect of proceedings instituted against the Office Holder in the course of his employment or office in the Company and also in respect of proceedings that may be instituted against him, including his estate, after the termination of his employment or office in the Company, provided that such proceedings relate to acts that were carried out by the Office Holder after his appointment as an Office Holder in the course of or in his capacity as an Office Holder of the Company, or as a result thereof. The Undertaking will also be available for the estate of the Office Holder, his heirs and legal substitutes.

5.2 The Company will only be required to pay by virtue of this Undertaking, amounts in excess of money actually paid to or for or instead of the Office Holder by any insurance purchased by the Company or by a company controlled by the Company or an affiliated corporation (if the Office Holder officiates therein as an Office Holder at the request of the Company) or any indemnity undertaking of a company controlled by the Company or an affiliated corporation or any entity other than the Company.

5.3 This Undertaking shall in no way limit or prevent the Company from granting to the Office Holder an additional special indemnity or indemnities provided that the same will in no way derogate from or prejudice the indemnity undertakings that are the subject of this Undertaking.

5.4 This Undertaking shall in no way limit or prevent the Company from increasing the Maximum Indemnity Amount in respect of events that are the subject of the indemnity, whether in view of a decrease in the amount insured pursuant to the D&O Insurance Policy, or in view of the inability of the Company to obtain D&O insurance to cover events that are the subject of the indemnity on reasonable terms, or for any other reason, provided that the resolution in respect thereof is adopted in the manner determined in The Companies Law.

5.5 The undertakings of the Company pursuant to this Undertaking shall, to the extent permitted by law, be construed widely so that they may be carried out in a manner that will achieve their intended purpose. In the event of a contradiction between any provision of this Undertaking and between a provision of law that may not be excepted, altered or added to, such provision of law shall take precedence, but the aforesaid shall not prejudice or derogate from the validity of the other provisions of this Undertaking.

5.6 For the removal of doubt it is hereby determined that this Undertaking does not constitute an agreement in favor of a third party and may not be assigned.

6. If in order to give validity to any of the aforesaid undertakings, any act, resolution, approval or any additional or other process may be required, the Company undertakes to cause the same to be effected or adopted, as the case may be, in a manner that will enable the Company to perform all of its undertakings as aforesaid.

7. The indemnity undertaking in favor of an Office Holder in the Company in accordance with this Undertaking shall apply also to an Office Holder in The Other Company, subject to the changes required by the context, in respect of events and acts carried out in the frame of his office or employment in The Other Company.

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8. **Exceptions**

8.1 For the removal of doubt it is hereby determined that this Undertaking will not grant ~~exemption nor~~ indemnification to any of the following:

(1) breach of the duty of loyalty to the Company, unless the Office Holder acted in good faith and had reasonable foundation for presuming that the act would not harm the Company; or

(2) breach of a duty of care committed intentionally or recklessly, other than mere negligence; or

(3) act done with intent to make unlawful personal profit; or

(4) fine or forfeit imposed upon the Office Holder.

8.2 For the removal of doubt it is hereby determined that this Undertaking will not grant exemption to any of the following:

(1) breach of the duty of loyalty to the Company; or

(2) breach of a duty of care committed intentionally or recklessly, other than mere negligence; or

(3) breach of a duty of care regarding distribution, as defined under the Companies Law.

(4) act done with intent to make unlawful personal profit; or

(5) fine or forfeit imposed upon the Office Holder.

____

PowerDsine Ltd.

_____________, ~~2004~~2005

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Addendum to Undertaking (Section 2.1)
~~Types of~~ Indemnifiable Events

1. Acts connected with transactions carried out by the Company or a subsidiary with other corporations, whether before or after the performance of the transaction, including the entering into the transaction, the performance thereof, follow-up and supervision of the transaction and the acts carried out by the Office Holder on behalf of the Company.

2. Acts resulting from the fact that the Company is a public company or that its securities were offered to the public or are publicly traded, in Israel or abroad.

3. The issue of securities, including, but without derogation from the generality of the foregoing, the offer of securities to the public by way of prospectus, private offer or the offer of securities in any other manner and the allotment of options to employees of the company.

4. A transaction within the meaning of such expression in section 1 of The Companies Law including the receipt of credit, transfer, sale or purchase of assets or liabilities, including securities or the grant or receipt of a right in any of the above, and any act directly or indirectly connected with such a transaction.

5. Acts or decisions (including the non-performance of an act or the non-taking of a decision) relating to hedging the assets or liabilities of the Company.

6. Sale, purchase or holding of negotiable securities.

7. A report or notice filed in accordance with The Companies Law or any applicable securities law (including any regulations enacted thereunder), laws and regulations dealing with similar matters outside of Israel, or in accordance with rules or directives of the Stock Exchange in Israel or abroad or the non-filing of such a report or notice.

8. Reports, notices, and applications for approval (including acts connected with such reports, notices and applications) to judicial and administrative authorities in Israel and abroad.

9. Acts connected with the terms of employment of employees including the handling of pension funds, provident funds, insurance and savings funds, options and other bonuses.

10. Acts connected with trade and marketing relations, including acts and agreements with independent contractors, customers, insurers, insurance agents and other agents, suppliers, providers of various services, orders and purchases for the Company.

11. Any act that occasions damage to person, sickness, death, damage to property including loss of use.

12. Any act that causes failure to adopt proper security arrangements.

13. A change in the structure of the Company or its reorganization or resolutions in connection with same, including, but without derogation from the generality of the aforesaid, merger, split, alteration of the share capital of the Company, its subsidiaries, their winding up or sale, an allotment or distribution.

14. Events connected with the data systems of the Company.

15. An expression, statement, including the expression of a viewpoint or opinion made *bona fides* by an Office Holder in the course of his work and by virtue of his capacity as Office Holder, including at a meeting of the Board of Directors or of a Committee of the Board.

16. Each of the ~~types of~~ events detailed above that are connected with the office of the Office Holder in The Other Company as defined in the preamble of this Undertaking above.

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PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

POWERDSINE LTD.

October 27, 2005

Please date, sign and mail
Your proxy card in the
envelope provided as soon
as possible.